EXHIBIT 99.1

Westport Fuel Systems to Participate in Water Tower Research Fireside Chat Event February 24, 2022 at 2:00pm ET

VANCOUVER, British Columbia, Feb. 17, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced David Johnson, CEO of Westport Fuel Systems, will have a Fireside Chat discussion with research analysts Graham Mattison and Shawn Severson of Water Tower Research on Thursday, February 24 at 2:00pm ET (11:00am PT).

The presentation is open to anyone, and will be webcast live and be available for replay by visiting Westport Fuel Systems’ website at investors.wfsinc.com

Mr. Johnson will discuss the Company’s prospects for growth of its portfolio of fuel delivery components and systems for use with cleaner, lower-carbon fuels in the global automotive sector, as well as the evolution of its products to work with hydrogen (using Westport Fuel System’s HPDITM fuel system) in addition to natural gas, renewable natural gas, and propane.

Please use the following link to register: https://globalmeet.webcasts.com/starthere.jsp?ei=1530784&tp_key=8f425eeadc

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The Company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the Company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

About Water Tower Research
Water Tower Research (www.watertowerresearch.com) is a shareholder communication and engagement platform powered by senior industry experts with significant Wall Street experience. We create, deliver, and maintain the information flow required to build and preserve relationships with every stakeholder and potential investor. Our foundation is built on Wall Street veterans using open digital distribution strategies that are accessible by everyone. “Research for the Other 99%”TM opens the door to reach a much broader and diverse set of investors while helping to strengthen overall communications, transparency, and engagement.

Investor Inquiries:
Christian Tweedy
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com